
15007788

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2014

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2015
WASH, D.C.
196
SECTION

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/17/15

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 11, 2015 relating to the financial statements of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014

GSK 401(k) Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator of GSK 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments at fair value	$ 6,260,910,307	$ 6,096,352,357
Total investments	6,260,910,307	6,096,352,357
Receivables		
Employer contributions	4,962,492	4,613,812
Participant contributions	8,399,613	7,634,904
Dividends and interest	6,985,840	7,408,448
Notes receivable from participants	53,443,749	53,442,826
Total receivables	73,791,694	73,099,990
Total assets	6,334,702,001	6,169,452,347
Liabilities		
Accrued management fees	612,683	960,656
Total liabilities	612,683	960,656
Net assets available for benefits at fair value	6,334,089,318	6,168,491,691
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,689,142)	(5,144,585)
Net assets available for benefits	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to		
Investment income		
Interest	$ 8,300,432	$ 8,616,299
Dividends	95,362,127	72,216,021
Net appreciation in fair value of investments	161,699,303	1,045,833,747
Total investment income	265,361,862	1,126,666,067
Contributions		
Participant	200,521,708	200,615,197
Employer	122,936,307	123,352,755
Total contributions	323,458,015	323,967,952
Total additions	588,819,877	1,450,634,019
Deductions from net assets attributed to		
Benefits paid to participants	420,077,764	344,604,969
Administrative expenses	4,282,316	4,219,929
Total deductions	424,360,080	348,824,898
Net increase	164,459,797	1,101,809,121
Transfer from other plans (see Note 1)	593,273	82,110,716
Net assets available for benefits		
Beginning of year	6,163,347,106	4,979,427,269
End of year	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

Effective April 1, 2013, if a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADS, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2014 have interest rates ranging from 3.25% to 10.50% with maturity dates from 2014 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger in 2013.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. This administrative expenses figure also includes individual account charges (borne by participants) for those participants who use a professional management service for their investments in the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC

and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2014 and 2013, the Company paid administrative expenses of $ 4,055,400 and $3,157,305, respectively, on behalf of the Plan.

Transfers In
In December 2014, all participant accounts and assets in GSK's subsidiary Tempero Pharmaceuticals, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

In August 2012, GlaxoSmithKline acquired Human Genome Sciences (HGSI). In March 2013, all participant accounts and assets in the Human Genome Sciences, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has elected to adopt effective with the December 31, 2015 financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB (Financial Accounting Standards Board), synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms

of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Average yields		
Based on actual earnings	1.19 %	1.03 %
Based on interest rate credited to participants	1.46 %	1.40 %

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, or (4) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2014 and 2013 are as follows:

Interest bearing cash	**2014**	**2013**
SSgA Short Term Investment Fund	$ 30,402,779	$ 21,141,787
Common stock		
GlaxoSmithKline plc ADS*	447,919,859	570,112,248
Mutual funds		
Vanguard Windsor II Fund*	403,045,594	363,922,670
PIMCO Total Return Fund	-	193,888,346
Vanguard Selected Value Fund	128,005,143	114,600,221
Vanguard Mid-Cap Growth Fund	129,346,888	121,242,420
Royce Special Equity Fund	66,897,355	81,405,056
Vanguard Prime Money Market Fund	168,831,330	181,760,681
Total mutual funds	896,126,310	1,056,819,394
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	1,298,049,941	1,149,177,583
SSgA US Bond Index Non-Lending Series Fund (Class A)*	504,327,908	281,401,789
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	341,167,483
SSgA International Index Non-Lending Series Fund (Class A)*	734,151,153	768,532,437
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)*	391,038,636	361,216,572
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	127,069,279
T. Rowe Price New Horizons Trust (Class A)	266,021,459	278,084,939
Winslow Large Cap Growth Fund (Class I)	143,895,937	127,730,155
Vanguard Target Retirement Income Trust I	37,580,351	35,419,546
Vanguard Target Retirement 2010 Trust I	25,063,086	26,435,496
Vanguard Target Retirement 2015 Trust I	46,971,314	45,396,900
Vanguard Target Retirement 2020 Trust I	142,634,632	122,370,693
Vanguard Target Retirement 2025 Trust I	83,809,926	65,981,779
Vanguard Target Retirement 2030 Trust I	135,374,694	118,919,666
Vanguard Target Retirement 2035 Trust I	61,938,394	50,385,763
Vanguard Target Retirement 2040 Trust I	97,745,480	85,973,683
Vanguard Target Retirement 2045 Trust I	29,652,762	23,818,089
Vanguard Target Retirement 2050 Trust I	15,143,368	13,062,763
Vanguard Target Retirement 2055 Trust I	4,566,107	4,078,395
Vanguard Target Retirement 2060 Trust I	1,359,203	606,264
Total common collective trust funds	4,488,703,674	4,026,829,274

	2014	2013
Synthetic investment contracts stated at fair value*		
Monumental – AEGON wrap contract	97,703	97,601
Term Fund 2013	-	4,967,597
Term Fund 2014	2,750,178	20,246,384
Term Fund 2015	18,927,830	21,823,312
Term Fund 2016	19,418,551	23,114,589
Term Fund 2017	19,368,878	19,106,618
Term Fund 2018	19,138,252	-
Intermediate Core Fund	53,269,422	51,527,985
Total value	132,970,814	140,884,086
State Street Bank wrap contract	15,979	31,926
Term Fund 2013	-	4,874,680
Term Fund 2014	2,698,757	19,867,684
Term Fund 2015	18,573,925	21,415,118
Term Fund 2016	19,055,471	22,682,241
Term Fund 2017	19,006,727	18,749,237
Term Fund 2018	18,780,413	-
Intermediate Core Fund	52,273,412	50,564,177
Total value	130,404,684	138,185,063
Prudential wrap contract	-	-
Term Fund 2013	-	5,025,999
Term Fund 2014	2,783,318	20,484,414
Term Fund 2015	19,112,376	22,079,882
Term Fund 2016	19,691,262	23,386,341
Term Fund 2017	19,596,661	19,331,249
Term Fund 2018	19,365,917	-
Intermediate Core Fund	53,832,653	52,072,620
Total value	134,382,187	142,380,505
Total synthetic investment contracts	397,757,685	421,449,654
Total investments	$6,260,910,307	$6,096,352,357

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013.

During 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common stock	$ (112,214,214)	$ 109,236,239
Mutual funds	3,617,941	120,949,282
Common collective trust funds	270,295,576	815,648,226
	$ 161,699,303	$1,045,833,747

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) of shares held by the Plan at year-end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on the current yield of similar instruments with comparable duration.

- Limited partnerships: valued at the Plan's proportional share of the market value of net assets at year end.

- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 30,402,779	$ -	$ 30,402,779
Common stock	447,919,859	-	-	447,919,859
Mutual funds	896,126,310	-	-	896,126,310
Common collective trust funds	-	4,488,703,674	-	4,488,703,674
Synthetic guaranteed investment contracts and wrapper contracts	-	397,644,003	113,682	397,757,685
	$ 1,344,046,169	$ 4,916,750,456	$113,682	$ 6,260,910,307

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 21,141,787	$ -	$ 21,141,787
Common stock	570,112,248	-	-	570,112,248
Mutual funds	1,056,819,394	-	-	1,056,819,394
Common collective trust funds	-	4,026,829,274	-	4,026,829,274
Synthetic guaranteed investment contracts and wrapper contracts	-	421,320,127	129,527	421,449,654
	$ 1,626,931,642	$ 4,469,291,188	$ 129,527	$ 6,096,352,357

The following summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,298,049,941	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,149,177,583	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	504,327,908	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	281,401,789	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	341,167,483	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	734,151,153	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	768,532,437	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	391,038,636	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	361,216,572	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	127,069,279	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	266,021,459	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2014 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	278,084,939	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	143,895,937	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	127,730,155	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	681,839,317	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	592,449,037	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	159,375,487	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the trustee.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	154,164,782	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	238,268,516	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the managing member.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	267,155,345	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the managing member.

6. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2014, the Plan purchased and sold $103,994,852 and $115,117,461 of GSK ADS, respectively, and received dividends of $28,135,278. During the year ended December 31, 2013, the Plan purchased and sold $85,962,644 and $108,095,304 of GSK ADS, respectively, and received dividends of $26,336,695.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The IRS has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$ 6,328,400,176	$ 6,163,347,106
Amounts allocated to withdrawing participants	(17,767,942)	(4,489,149)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	5,144,585
Net assets available for benefits per Form 5500, Schedule H	$ 6,316,321,376	$ 6,164,002,542

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 588,819,877	$ 1,450,634,019
2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	-
2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,144,585)	5,144,585
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(12,406,239)
Total income per Form 5500, Schedule H	$ 589,364,434	$ 1,443,372,365

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 and 2013, to Form 5500:

	2014	2013
Benefits paid to participants per the financial statements	$ 420,077,764	$ 344,604,969
Amounts allocated to withdrawing participants at December 31, 2014	17,767,942	-
Amounts allocated to withdrawing participants at December 31, 2013	(4,489,149)	4,489,149
Amounts allocated to withdrawing participants at December 31, 2012	-	(346,909)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 433,356,557	$ 348,747,209

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2014 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	SSgA Short Term Investment Fund	Interest bearing cash		$ 30,402,779
				30,402,779
*	GlaxoSmithKline plc ADS	Common stock	**	447,919,859
				447,919,859
	Vanguard Windsor II Fund	Mutual fund	**	403,045,594
	Vanguard Selected Value Fund	Mutual fund	**	128,005,143
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	129,346,888
	Royce Special Equity Fund	Mutual fund	**	66,897,355
	Vanguard Prime Money Market Fund	Mutual fund	**	168,831,330
				896,126,310
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,298,049,941
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	504,327,908
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	316,052,972
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	153,326,351
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	391,038,636
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	734,151,153
	T. Rowe Price New Horizons Trust (Class A)	Common collective trust funds	**	266,021,459
	Vanguard Target Retirement Income Trust I	Common collective trust funds	**	37,580,351
	Vanguard Target Retirement 2010 Trust I	Common collective trust funds	**	25,063,086
	Vanguard Target Retirement 2015 Trust I	Common collective trust funds	**	46,971,314
	Vanguard Target Retirement 2020 Trust I	Common collective trust funds	**	142,634,632
	Vanguard Target Retirement 2025 Trust I	Common collective trust funds	**	83,809,926
	Vanguard Target Retirement 2030 Trust I	Common collective trust funds	**	135,374,694
	Vanguard Target Retirement 2035 Trust I	Common collective trust funds	**	61,938,394
	Vanguard Target Retirement 2040 Trust I	Common collective trust funds	**	97,745,480
	Vanguard Target Retirement 2045 Trust I	Common collective trust funds	**	29,652,762
	Vanguard Target Retirement 2050 Trust I	Common collective trust funds	**	15,143,368
	Vanguard Target Retirement 2055 Trust I	Common collective trust funds	**	4,566,107
	Vanguard Target Retirement 2060 Trust I	Common collective trust funds	**	1,359,203
	Winslow Large Cap Growth Fund (Class I)	Common collective trust funds	**	143,895,937
	Intermediate Core Fund	Common collective trust funds		159,375,487
				4,648,079,161
	Term Fund 2014	Limited partnerships	**	8,232,253
	Term Fund 2015	Limited partnerships	**	56,614,131
	Term Fund 2016	Limited partnerships	**	58,165,285
	Term Fund 2017	Limited partnerships	**	57,972,266
	Term Fund 2018	Limited partnerships	**	57,284,581
		Total value		238,268,516
	Monumental- AEGON	Wrap contracts	**	97,703
*	State Street Bank	Wrap contracts	**	15,979
	Prudential	Wrap Contracts	**	-
		Total value		113,682
		Total investments		$ 6,260,910,307
*	Participant loans (interest rate 3.25%-10.50%; maturity 2014-2041)	Participant loans	**	$ 53,443,749

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.


gsk

do more
feel better
live longer

GlaxoSmithKline
5 Crescent Drive
Philadelphia, PA 19112
Email: Rick.DeOliveira.@gsk.com

Tel: (215) 751-5851
www.gsk.com

June 17, 2015


SEC MAIL PROCESSING
RECEIVED
JUN 18 2015
WASH. D.C. 196 SECTION

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: GSK 401(k) Plan

Dear Sir or Madam:

On behalf of the GSK 401(k) Plan (the "Plan") enclosed herewith for filing under the Securities Exchange Act of 1934 are four complete copies, including exhibits, of the annual report on Form 11-K for the Plan, one of which has been manually executed. The Plan is subject to the Employee Retirement Income Security Act of 1974.

Kindly acknowledge receipt of the enclosed material by stamping and returning the enclosed copy of this letter in the pre-addressed, post-paid envelope enclosed.

Sincerely,

Ricardo DeOliveira
Plan Administrator

cc: PricewaterhouseCoopers, LLC

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K


SEC MAIL
RECEIVED
PROCESSING
JUN 18 2015
WASH D.C.
196
SECTION

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2014

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/17/15

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 11, 2015 relating to the financial statements of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014

GSK 401(k) Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator of GSK 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments at fair value	$ 6,260,910,307	$ 6,096,352,357
Total investments	6,260,910,307	6,096,352,357
Receivables		
Employer contributions	4,962,492	4,613,812
Participant contributions	8,399,613	7,634,904
Dividends and interest	6,985,840	7,408,448
Notes receivable from participants	53,443,749	53,442,826
Total receivables	73,791,694	73,099,990
Total assets	6,334,702,001	6,169,452,347
Liabilities		
Accrued management fees	612,683	960,656
Total liabilities	612,683	960,656
Net assets available for benefits at fair value	6,334,089,318	6,168,491,691
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,689,142)	(5,144,585)
Net assets available for benefits	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to		
Investment income		
Interest	$ 8,300,432	$ 8,616,299
Dividends	95,362,127	72,216,021
Net appreciation in fair value of investments	161,699,303	1,045,833,747
Total investment income	265,361,862	1,126,666,067
Contributions		
Participant	200,521,708	200,615,197
Employer	122,936,307	123,352,755
Total contributions	323,458,015	323,967,952
Total additions	588,819,877	1,450,634,019
Deductions from net assets attributed to		
Benefits paid to participants	420,077,764	344,604,969
Administrative expenses	4,282,316	4,219,929
Total deductions	424,360,080	348,824,898
Net increase	164,459,797	1,101,809,121
Transfer from other plans (see Note 1)	593,273	82,110,716
Net assets available for benefits		
Beginning of year	6,163,347,106	4,979,427,269
End of year	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
Effective April 1, 2013, if a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADS, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2014 have interest rates ranging from 3.25% to 10.50% with maturity dates from 2014 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger in 2013.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. This administrative expenses figure also includes individual account charges (borne by participants) for those participants who use a professional management service for their investments in the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC

and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2014 and 2013, the Company paid administrative expenses of $ 4,055,400 and $3,157,305, respectively, on behalf of the Plan.

Transfers In
In December 2014, all participant accounts and assets in GSK's subsidiary Tempero Pharmaceuticals, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

In August 2012, GlaxoSmithKline acquired Human Genome Sciences (HGSI). In March 2013, all participant accounts and assets in the Human Genome Sciences, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has elected to adopt effective with the December 31, 2015 financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB (Financial Accounting Standards Board), synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms

of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Average yields		
Based on actual earnings	1.19 %	1.03 %
Based on interest rate credited to participants	1.46 %	1.40 %

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, or (4) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2014 and 2013 are as follows:

Interest bearing cash	2014	2013
SSgA Short Term Investment Fund	$ 30,402,779	$ 21,141,787
Common stock		
GlaxoSmithKline plc ADS*	447,919,859	570,112,248
Mutual funds		
Vanguard Windsor II Fund*	403,045,594	363,922,670
PIMCO Total Return Fund	-	193,888,346
Vanguard Selected Value Fund	128,005,143	114,600,221
Vanguard Mid-Cap Growth Fund	129,346,888	121,242,420
Royce Special Equity Fund	66,897,355	81,405,056
Vanguard Prime Money Market Fund	168,831,330	181,760,681
Total mutual funds	896,126,310	1,056,819,394
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	1,298,049,941	1,149,177,583
SSgA US Bond Index Non-Lending Series Fund (Class A)*	504,327,908	281,401,789
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	341,167,483
SSgA International Index Non-Lending Series Fund (Class A)*	734,151,153	768,532,437
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)*	391,038,636	361,216,572
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	127,069,279
T. Rowe Price New Horizons Trust (Class A)	266,021,459	278,084,939
Winslow Large Cap Growth Fund (Class I)	143,895,937	127,730,155
Vanguard Target Retirement Income Trust I	37,580,351	35,419,546
Vanguard Target Retirement 2010 Trust I	25,063,086	26,435,496
Vanguard Target Retirement 2015 Trust I	46,971,314	45,396,900
Vanguard Target Retirement 2020 Trust I	142,634,632	122,370,693
Vanguard Target Retirement 2025 Trust I	83,809,926	65,981,779
Vanguard Target Retirement 2030 Trust I	135,374,694	118,919,666
Vanguard Target Retirement 2035 Trust I	61,938,394	50,385,763
Vanguard Target Retirement 2040 Trust I	97,745,480	85,973,683
Vanguard Target Retirement 2045 Trust I	29,652,762	23,818,089
Vanguard Target Retirement 2050 Trust I	15,143,368	13,062,763
Vanguard Target Retirement 2055 Trust I	4,566,107	4,078,395
Vanguard Target Retirement 2060 Trust I	1,359,203	606,264
Total common collective trust funds	4,488,703,674	4,026,829,274

	2014	2013
Synthetic investment contracts stated at fair value*		
Monumental – AEGON wrap contract	97,703	97,601
Term Fund 2013	-	4,967,597
Term Fund 2014	2,750,178	20,246,384
Term Fund 2015	18,927,830	21,823,312
Term Fund 2016	19,418,551	23,114,589
Term Fund 2017	19,368,878	19,106,618
Term Fund 2018	19,138,252	-
Intermediate Core Fund	53,269,422	51,527,985
Total value	132,970,814	140,884,086
State Street Bank wrap contract	15,979	31,926
Term Fund 2013	-	4,874,680
Term Fund 2014	2,698,757	19,867,684
Term Fund 2015	18,573,925	21,415,118
Term Fund 2016	19,055,471	22,682,241
Term Fund 2017	19,006,727	18,749,237
Term Fund 2018	18,780,413	-
Intermediate Core Fund	52,273,412	50,564,177
Total value	130,404,684	138,185,063
Prudential wrap contract	-	-
Term Fund 2013	-	5,025,999
Term Fund 2014	2,783,318	20,484,414
Term Fund 2015	19,112,376	22,079,882
Term Fund 2016	19,691,262	23,386,341
Term Fund 2017	19,596,661	19,331,249
Term Fund 2018	19,365,917	-
Intermediate Core Fund	53,832,653	52,072,620
Total value	134,382,187	142,380,505
Total synthetic investment contracts	397,757,685	421,449,654
Total investments	$6,260,910,307	$6,096,352,357

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013.

During 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common stock	$ (112,214,214)	$ 109,236,239
Mutual funds	3,617,941	120,949,282
Common collective trust funds	270,295,576	815,648,226
	$ 161,699,303	$1,045,833,747

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) of shares held by the Plan at year-end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on the current yield of similar instruments with comparable duration.

- Limited partnerships: valued at the Plan's proportional share of the market value of net assets at year end.

- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 30,402,779	$ -	$ 30,402,779
Common stock	447,919,859	-	-	447,919,859
Mutual funds	896,126,310	-	-	896,126,310
Common collective trust funds	-	4,488,703,674	-	4,488,703,674
Synthetic guaranteed investment				-
contracts and wrapper contracts	-	397,644,003	113,682	397,757,685
	$ 1,344,046,169	$ 4,916,750,456	$113,682	$ 6,260,910,307

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 21,141,787	$ -	$ 21,141,787
Common stock	570,112,248	-	-	570,112,248
Mutual funds	1,056,819,394	-	-	1,056,819,394
Common collective trust funds	-	4,026,829,274	-	4,026,829,274
Synthetic guaranteed investment contracts and wrapper contracts	-	421,320,127	129,527	421,449,654
	$ 1,626,931,642	$ 4,469,291,188	$ 129,527	$ 6,096,352,357

The following summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,298,049,941	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,149,177,583	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	504,327,908	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	281,401,789	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	341,167,483	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	734,151,153	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	768,532,437	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	391,038,636	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	361,216,572	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	127,069,279	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	266,021,459	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2014 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	278,084,939	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	143,895,937	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	127,730,155	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	681,839,317	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	592,449,037	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	159,375,487	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the trustee.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	154,164,782	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	238,268,516	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the managing member.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	267,155,345	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the managing member.

6. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2014, the Plan purchased and sold $103,994,852 and $115,117,461 of GSK ADS, respectively, and received dividends of $28,135,278. During the year ended December 31, 2013, the Plan purchased and sold $85,962,644 and $108,095,304 of GSK ADS, respectively, and received dividends of $26,336,695.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The IRS has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$ 6,328,400,176	$ 6,163,347,106
Amounts allocated to withdrawing participants	(17,767,942)	(4,489,149)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	5,144,585
Net assets available for benefits per Form 5500, Schedule H	$ 6,316,321,376	$ 6,164,002,542

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 588,819,877	$ 1,450,634,019
2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	-
2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,144,585)	5,144,585
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(12,406,239)
Total income per Form 5500, Schedule H	$ 589,364,434	$ 1,443,372,365

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 and 2013, to Form 5500:

	2014	2013
Benefits paid to participants per the financial statements	$ 420,077,764	$ 344,604,969
Amounts allocated to withdrawing participants at December 31, 2014	17,767,942	-
Amounts allocated to withdrawing participants at December 31, 2013	(4,489,149)	4,489,149
Amounts allocated to withdrawing participants at December 31, 2012	-	(346,909)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 433,356,557	$ 348,747,209

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2014 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	SSgA Short Term Investment Fund	Interest bearing cash		$ 30,402,779
				30,402,779
*	GlaxoSmithKline plc ADS	Common stock	**	447,919,859
				447,919,859
	Vanguard Windsor II Fund	Mutual fund	**	403,045,594
	Vanguard Selected Value Fund	Mutual fund	**	128,005,143
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	129,346,888
	Royce Special Equity Fund	Mutual fund	**	66,897,355
	Vanguard Prime Money Market Fund	Mutual fund	**	168,831,330
				896,126,310
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,298,049,941
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	504,327,908
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	316,052,972
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	153,326,351
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	391,038,636
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	734,151,153
	T. Rowe Price New Horizons Trust (Class A)	Common collective trust funds	**	266,021,459
	Vanguard Target Retirement Income Trust I	Common collective trust funds	**	37,580,351
	Vanguard Target Retirement 2010 Trust I	Common collective trust funds	**	25,063,086
	Vanguard Target Retirement 2015 Trust I	Common collective trust funds	**	46,971,314
	Vanguard Target Retirement 2020 Trust I	Common collective trust funds	**	142,634,632
	Vanguard Target Retirement 2025 Trust I	Common collective trust funds	**	83,809,926
	Vanguard Target Retirement 2030 Trust I	Common collective trust funds	**	135,374,694
	Vanguard Target Retirement 2035 Trust I	Common collective trust funds	**	61,938,394
	Vanguard Target Retirement 2040 Trust I	Common collective trust funds	**	97,745,480
	Vanguard Target Retirement 2045 Trust I	Common collective trust funds	**	29,652,762
	Vanguard Target Retirement 2050 Trust I	Common collective trust funds	**	15,143,368
	Vanguard Target Retirement 2055 Trust I	Common collective trust funds	**	4,566,107
	Vanguard Target Retirement 2060 Trust I	Common collective trust funds	**	1,359,203
	Winslow Large Cap Growth Fund (Class I)	Common collective trust funds	**	143,895,937
	Intermediate Core Fund	Common collective trust funds		159,375,487
				4,648,079,161
	Term Fund 2014	Limited partnerships	**	8,232,253
	Term Fund 2015	Limited partnerships	**	56,614,131
	Term Fund 2016	Limited partnerships	**	58,165,285
	Term Fund 2017	Limited partnerships	**	57,972,266
	Term Fund 2018	Limited partnerships	**	57,284,581
		Total value		238,268,516
	Monumental- AEGON	Wrap contracts	**	97,703
*	State Street Bank	Wrap contracts	**	15,979
	Prudential	Wrap Contracts	**	-
		Total value		113,682
		Total investments		$ 6,260,910,307
*	Participant loans (interest rate 3.25%-10.50%; maturity 2014-2041)	Participant loans	**	$ 53,443,749

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2014

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/17/15

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 11, 2015 relating to the financial statements of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014

GSK 401(k) Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator of GSK 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments at fair value	$ 6,260,910,307	$ 6,096,352,357
Total investments	6,260,910,307	6,096,352,357
Receivables		
Employer contributions	4,962,492	4,613,812
Participant contributions	8,399,613	7,634,904
Dividends and interest	6,985,840	7,408,448
Notes receivable from participants	53,443,749	53,442,826
Total receivables	73,791,694	73,099,990
Total assets	6,334,702,001	6,169,452,347
Liabilities		
Accrued management fees	612,683	960,656
Total liabilities	612,683	960,656
Net assets available for benefits at fair value	6,334,089,318	6,168,491,691
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,689,142)	(5,144,585)
Net assets available for benefits	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to		
Investment income		
Interest	$ 8,300,432	$ 8,616,299
Dividends	95,362,127	72,216,021
Net appreciation in fair value of investments	161,699,303	1,045,833,747
Total investment income	265,361,862	1,126,666,067
Contributions		
Participant	200,521,708	200,615,197
Employer	122,936,307	123,352,755
Total contributions	323,458,015	323,967,952
Total additions	588,819,877	1,450,634,019
Deductions from net assets attributed to		
Benefits paid to participants	420,077,764	344,604,969
Administrative expenses	4,282,316	4,219,929
Total deductions	424,360,080	348,824,898
Net increase	164,459,797	1,101,809,121
Transfer from other plans (see Note 1)	593,273	82,110,716
Net assets available for benefits		
Beginning of year	6,163,347,106	4,979,427,269
End of year	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
Effective April 1, 2013, if a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADS, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2014 have interest rates ranging from 3.25% to 10.50% with maturity dates from 2014 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger in 2013.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. This administrative expenses figure also includes individual account charges (borne by participants) for those participants who use a professional management service for their investments in the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC

and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2014 and 2013, the Company paid administrative expenses of $ 4,055,400 and $3,157,305, respectively, on behalf of the Plan.

Transfers In

In December 2014, all participant accounts and assets in GSK's subsidiary Tempero Pharmaceuticals, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

In August 2012, GlaxoSmithKline acquired Human Genome Sciences (HGSI). In March 2013, all participant accounts and assets in the Human Genome Sciences, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has elected to adopt effective with the December 31, 2015 financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB (Financial Accounting Standards Board), synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms

of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2014 and 2013, respectively, were as follows:

	2014	**2013**
Average yields		
Based on actual earnings	1.19 %	1.03 %
Based on interest rate credited to participants	1.46 %	1.40 %

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, or (4) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2014 and 2013 are as follows:

Interest bearing cash	**2014**	**2013**
SSgA Short Term Investment Fund	$ 30,402,779	$ 21,141,787
Common stock		
GlaxoSmithKline plc ADS*	447,919,859	570,112,248
Mutual funds		
Vanguard Windsor II Fund*	403,045,594	363,922,670
PIMCO Total Return Fund	-	193,888,346
Vanguard Selected Value Fund	128,005,143	114,600,221
Vanguard Mid-Cap Growth Fund	129,346,888	121,242,420
Royce Special Equity Fund	66,897,355	81,405,056
Vanguard Prime Money Market Fund	168,831,330	181,760,681
Total mutual funds	896,126,310	1,056,819,394
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	1,298,049,941	1,149,177,583
SSgA US Bond Index Non-Lending Series Fund (Class A)*	504,327,908	281,401,789
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	341,167,483
SSgA International Index Non-Lending Series Fund (Class A)*	734,151,153	768,532,437
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)*	391,038,636	361,216,572
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	127,069,279
T. Rowe Price New Horizons Trust (Class A)	266,021,459	278,084,939
Winslow Large Cap Growth Fund (Class I)	143,895,937	127,730,155
Vanguard Target Retirement Income Trust I	37,580,351	35,419,546
Vanguard Target Retirement 2010 Trust I	25,063,086	26,435,496
Vanguard Target Retirement 2015 Trust I	46,971,314	45,396,900
Vanguard Target Retirement 2020 Trust I	142,634,632	122,370,693
Vanguard Target Retirement 2025 Trust I	83,809,926	65,981,779
Vanguard Target Retirement 2030 Trust I	135,374,694	118,919,666
Vanguard Target Retirement 2035 Trust I	61,938,394	50,385,763
Vanguard Target Retirement 2040 Trust I	97,745,480	85,973,683
Vanguard Target Retirement 2045 Trust I	29,652,762	23,818,089
Vanguard Target Retirement 2050 Trust I	15,143,368	13,062,763
Vanguard Target Retirement 2055 Trust I	4,566,107	4,078,395
Vanguard Target Retirement 2060 Trust I	1,359,203	606,264
Total common collective trust funds	4,488,703,674	4,026,829,274

	2014	2013
Synthetic investment contracts stated at fair value*		
Monumental – AEGON wrap contract	97,703	97,601
Term Fund 2013	-	4,967,597
Term Fund 2014	2,750,178	20,246,384
Term Fund 2015	18,927,830	21,823,312
Term Fund 2016	19,418,551	23,114,589
Term Fund 2017	19,368,878	19,106,618
Term Fund 2018	19,138,252	-
Intermediate Core Fund	53,269,422	51,527,985
Total value	132,970,814	140,884,086
State Street Bank wrap contract	15,979	31,926
Term Fund 2013	-	4,874,680
Term Fund 2014	2,698,757	19,867,684
Term Fund 2015	18,573,925	21,415,118
Term Fund 2016	19,055,471	22,682,241
Term Fund 2017	19,006,727	18,749,237
Term Fund 2018	18,780,413	-
Intermediate Core Fund	52,273,412	50,564,177
Total value	130,404,684	138,185,063
Prudential wrap contract	-	-
Term Fund 2013	-	5,025,999
Term Fund 2014	2,783,318	20,484,414
Term Fund 2015	19,112,376	22,079,882
Term Fund 2016	19,691,262	23,386,341
Term Fund 2017	19,596,661	19,331,249
Term Fund 2018	19,365,917	-
Intermediate Core Fund	53,832,653	52,072,620
Total value	134,382,187	142,380,505
Total synthetic investment contracts	397,757,685	421,449,654
Total investments	$6,260,910,307	$6,096,352,357

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013.

During 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common stock	$ (112,214,214)	$ 109,236,239
Mutual funds	3,617,941	120,949,282
Common collective trust funds	270,295,576	815,648,226
	$ 161,699,303	$1,045,833,747

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) of shares held by the Plan at year-end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on the current yield of similar instruments with comparable duration.

- Limited partnerships: valued at the Plan's proportional share of the market value of net assets at year end.

- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 30,402,779	$ -	$ 30,402,779
Common stock	447,919,859	-	-	447,919,859
Mutual funds	896,126,310	-	-	896,126,310
Common collective trust funds	-	4,488,703,674	-	4,488,703,674
Synthetic guaranteed investment contracts and wrapper contracts	-	397,644,003	113,682	397,757,685
	$ 1,344,046,169	$ 4,916,750,456	$113,682	$ 6,260,910,307

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 21,141,787	$ -	$ 21,141,787
Common stock	570,112,248	-	-	570,112,248
Mutual funds	1,056,819,394	-	-	1,056,819,394
Common collective trust funds	-	4,026,829,274	-	4,026,829,274
Synthetic guaranteed investment contracts and wrapper contracts	-	421,320,127	129,527	421,449,654
	$ 1,626,931,642	$ 4,469,291,188	$ 129,527	$ 6,096,352,357

The following summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,298,049,941	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,149,177,583	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	504,327,908	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	281,401,789	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	341,167,483	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	734,151,153	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	768,532,437	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	391,038,636	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	361,216,572	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	127,069,279	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	266,021,459	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2014 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	278,084,939	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	143,895,937	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	127,730,155	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	681,839,317	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	592,449,037	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	159,375,487	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the trustee.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	154,164,782	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	238,268,516	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the managing member.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	267,155,345	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the managing member.

6. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2014, the Plan purchased and sold $103,994,852 and $115,117,461 of GSK ADS, respectively, and received dividends of $28,135,278. During the year ended December 31, 2013, the Plan purchased and sold $85,962,644 and $108,095,304 of GSK ADS, respectively, and received dividends of $26,336,695.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The IRS has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$ 6,328,400,176	$ 6,163,347,106
Amounts allocated to withdrawing participants	(17,767,942)	(4,489,149)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	5,144,585
Net assets available for benefits per Form 5500, Schedule H	$ 6,316,321,376	$ 6,164,002,542

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 588,819,877	$ 1,450,634,019
2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	-
2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,144,585)	5,144,585
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(12,406,239)
Total income per Form 5500, Schedule H	$ 589,364,434	$ 1,443,372,365

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 and 2013, to Form 5500:

	2014	2013
Benefits paid to participants per the financial statements	$ 420,077,764	$ 344,604,969
Amounts allocated to withdrawing participants at December 31, 2014	17,767,942	-
Amounts allocated to withdrawing participants at December 31, 2013	(4,489,149)	4,489,149
Amounts allocated to withdrawing participants at December 31, 2012	-	(346,909)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 433,356,557	$ 348,747,209

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2014 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	SSgA Short Term Investment Fund	Interest bearing cash		$ 30,402,779
				30,402,779
*	GlaxoSmithKline plc ADS	Common stock	**	447,919,859
				447,919,859
	Vanguard Windsor II Fund	Mutual fund	**	403,045,594
	Vanguard Selected Value Fund	Mutual fund	**	128,005,143
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	129,346,888
	Royce Special Equity Fund	Mutual fund	**	66,897,355
	Vanguard Prime Money Market Fund	Mutual fund	**	168,831,330
				896,126,310
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,298,049,941
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	504,327,908
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	316,052,972
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	153,326,351
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	391,038,636
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	734,151,153
	T. Rowe Price New Horizons Trust (Class A)	Common collective trust funds	**	266,021,459
	Vanguard Target Retirement Income Trust I	Common collective trust funds	**	37,580,351
	Vanguard Target Retirement 2010 Trust I	Common collective trust funds	**	25,063,086
	Vanguard Target Retirement 2015 Trust I	Common collective trust funds	**	46,971,314
	Vanguard Target Retirement 2020 Trust I	Common collective trust funds	**	142,634,632
	Vanguard Target Retirement 2025 Trust I	Common collective trust funds	**	83,809,926
	Vanguard Target Retirement 2030 Trust I	Common collective trust funds	**	135,374,694
	Vanguard Target Retirement 2035 Trust I	Common collective trust funds	**	61,938,394
	Vanguard Target Retirement 2040 Trust I	Common collective trust funds	**	97,745,480
	Vanguard Target Retirement 2045 Trust I	Common collective trust funds	**	29,652,762
	Vanguard Target Retirement 2050 Trust I	Common collective trust funds	**	15,143,368
	Vanguard Target Retirement 2055 Trust I	Common collective trust funds	**	4,566,107
	Vanguard Target Retirement 2060 Trust I	Common collective trust funds	**	1,359,203
	Winslow Large Cap Growth Fund (Class I)	Common collective trust funds	**	143,895,937
	Intermediate Core Fund	Common collective trust funds		159,375,487
				4,648,079,161
	Term Fund 2014	Limited partnerships	**	8,232,253
	Term Fund 2015	Limited partnerships	**	56,614,131
	Term Fund 2016	Limited partnerships	**	58,165,285
	Term Fund 2017	Limited partnerships	**	57,972,266
	Term Fund 2018	Limited partnerships	**	57,284,581
		Total value		238,268,516
	Monumental- AEGON	Wrap contracts	**	97,703
*	State Street Bank	Wrap contracts	**	15,979
	Prudential	Wrap Contracts	**	-
		Total value		113,682
		Total investments		$ 6,260,910,307
*	Participant loans (interest rate 3.25%-10.50%; maturity 2014-2041)	Participant loans	**	$ 53,443,749

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 - K


SEC Mail Processing Section
RECEIVED
JUN 18 2015
Washington, D.C.
196

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2014

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/17/15

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 11, 2015 relating to the financial statements of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2014 and 2013 and Supplemental Schedule as of December 31, 2014

GSK 401(k) Plan
Index

Page(s)

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator of GSK 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 11, 2015

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets		
Investments at fair value	$ 6,260,910,307	$ 6,096,352,357
Total investments	6,260,910,307	6,096,352,357
Receivables		
Employer contributions	4,962,492	4,613,812
Participant contributions	8,399,613	7,634,904
Dividends and interest	6,985,840	7,408,448
Notes receivable from participants	53,443,749	53,442,826
Total receivables	73,791,694	73,099,990
Total assets	6,334,702,001	6,169,452,347
Liabilities		
Accrued management fees	612,683	960,656
Total liabilities	612,683	960,656
Net assets available for benefits at fair value	6,334,089,318	6,168,491,691
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,689,142)	(5,144,585)
Net assets available for benefits	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to		
Investment income		
Interest	$ 8,300,432	$ 8,616,299
Dividends	95,362,127	72,216,021
Net appreciation in fair value of investments	161,699,303	1,045,833,747
Total investment income	265,361,862	1,126,666,067
Contributions		
Participant	200,521,708	200,615,197
Employer	122,936,307	123,352,755
Total contributions	323,458,015	323,967,952
Total additions	588,819,877	1,450,634,019
Deductions from net assets attributed to		
Benefits paid to participants	420,077,764	344,604,969
Administrative expenses	4,282,316	4,219,929
Total deductions	424,360,080	348,824,898
Net increase	164,459,797	1,101,809,121
Transfer from other plans (see Note 1)	593,273	82,110,716
Net assets available for benefits		
Beginning of year	6,163,347,106	4,979,427,269
End of year	$ 6,328,400,176	$ 6,163,347,106

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
Effective April 1, 2013, if a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADS, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2014 have interest rates ranging from 3.25% to 10.50% with maturity dates from 2014 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger in 2013.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. This administrative expenses figure also includes individual account charges (borne by participants) for those participants who use a professional management service for their investments in the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC

and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2014 and 2013, the Company paid administrative expenses of $ 4,055,400 and $3,157,305, respectively, on behalf of the Plan.

Transfers In
In December 2014, all participant accounts and assets in GSK's subsidiary Tempero Pharmaceuticals, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

In August 2012, GlaxoSmithKline acquired Human Genome Sciences (HGSI). In March 2013, all participant accounts and assets in the Human Genome Sciences, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has elected to adopt effective with the December 31, 2015 financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB (Financial Accounting Standards Board), synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms

of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Average yields		
Based on actual earnings	1.19 %	1.03 %
Based on interest rate credited to participants	1.46 %	1.40 %

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, or (4) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2014 and 2013 are as follows:

	2014	2013
Interest bearing cash		
SSgA Short Term Investment Fund	$ 30,402,779	$ 21,141,787
Common stock		
GlaxoSmithKline plc ADS*	447,919,859	570,112,248
Mutual funds		
Vanguard Windsor II Fund*	403,045,594	363,922,670
PIMCO Total Return Fund	-	193,888,346
Vanguard Selected Value Fund	128,005,143	114,600,221
Vanguard Mid-Cap Growth Fund	129,346,888	121,242,420
Royce Special Equity Fund	66,897,355	81,405,056
Vanguard Prime Money Market Fund	168,831,330	181,760,681
Total mutual funds	896,126,310	1,056,819,394
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	1,298,049,941	1,149,177,583
SSgA US Bond Index Non-Lending Series Fund (Class A)*	504,327,908	281,401,789
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	341,167,483
SSgA International Index Non-Lending Series Fund (Class A)*	734,151,153	768,532,437
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)*	391,038,636	361,216,572
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	127,069,279
T. Rowe Price New Horizons Trust (Class A)	266,021,459	278,084,939
Winslow Large Cap Growth Fund (Class I)	143,895,937	127,730,155
Vanguard Target Retirement Income Trust I	37,580,351	35,419,546
Vanguard Target Retirement 2010 Trust I	25,063,086	26,435,496
Vanguard Target Retirement 2015 Trust I	46,971,314	45,396,900
Vanguard Target Retirement 2020 Trust I	142,634,632	122,370,693
Vanguard Target Retirement 2025 Trust I	83,809,926	65,981,779
Vanguard Target Retirement 2030 Trust I	135,374,694	118,919,666
Vanguard Target Retirement 2035 Trust I	61,938,394	50,385,763
Vanguard Target Retirement 2040 Trust I	97,745,480	85,973,683
Vanguard Target Retirement 2045 Trust I	29,652,762	23,818,089
Vanguard Target Retirement 2050 Trust I	15,143,368	13,062,763
Vanguard Target Retirement 2055 Trust I	4,566,107	4,078,395
Vanguard Target Retirement 2060 Trust I	1,359,203	606,264
Total common collective trust funds	4,488,703,674	4,026,829,274

	2014	2013
Synthetic investment contracts stated at fair value*		
Monumental – AEGON wrap contract	97,703	97,601
Term Fund 2013	-	4,967,597
Term Fund 2014	2,750,178	20,246,384
Term Fund 2015	18,927,830	21,823,312
Term Fund 2016	19,418,551	23,114,589
Term Fund 2017	19,368,878	19,106,618
Term Fund 2018	19,138,252	-
Intermediate Core Fund	53,269,422	51,527,985
Total value	132,970,814	140,884,086
State Street Bank wrap contract	15,979	31,926
Term Fund 2013	-	4,874,680
Term Fund 2014	2,698,757	19,867,684
Term Fund 2015	18,573,925	21,415,118
Term Fund 2016	19,055,471	22,682,241
Term Fund 2017	19,006,727	18,749,237
Term Fund 2018	18,780,413	-
Intermediate Core Fund	52,273,412	50,564,177
Total value	130,404,684	138,185,063
Prudential wrap contract	-	-
Term Fund 2013	-	5,025,999
Term Fund 2014	2,783,318	20,484,414
Term Fund 2015	19,112,376	22,079,882
Term Fund 2016	19,691,262	23,386,341
Term Fund 2017	19,596,661	19,331,249
Term Fund 2018	19,365,917	-
Intermediate Core Fund	53,832,653	52,072,620
Total value	134,382,187	142,380,505
Total synthetic investment contracts	397,757,685	421,449,654
Total investments	$6,260,910,307	$6,096,352,357

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013.

During 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2014	2013
Common stock	$ (112,214,214)	$ 109,236,239
Mutual funds	3,617,941	120,949,282
Common collective trust funds	270,295,576	815,648,226
	$ 161,699,303	$1,045,833,747

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) of shares held by the Plan at year-end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on the current yield of similar instruments with comparable duration.

- Limited partnerships: valued at the Plan's proportional share of the market value of net assets at year end.
- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Interest bearing cash	$ -	$ 30,402,779	$ -	$ 30,402,779
Common stock	447,919,859	-	-	447,919,859
Mutual funds	896,126,310	-	-	896,126,310
Common collective trust funds	-	4,488,703,674	-	4,488,703,674
Synthetic guaranteed investment contracts and wrapper contracts	-	397,644,003	113,682	397,757,685
	$ 1,344,046,169	$ 4,916,750,456	$113,682	$ 6,260,910,307

	Assets at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Interest bearing cash	$ -	$ 21,141,787	$ -	$ 21,141,787
Common stock	570,112,248	-	-	570,112,248
Mutual funds	1,056,819,394	-	-	1,056,819,394
Common collective trust funds	-	4,026,829,274	-	4,026,829,274
Synthetic guaranteed investment contracts and wrapper contracts	-	421,320,127	129,527	421,449,654
	$ 1,626,931,642	$ 4,469,291,188	$ 129,527	$ 6,096,352,357

The following summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,298,049,941	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,149,177,583	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	504,327,908	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Index Non-Lending Series Fund (Class A)	281,401,789	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	341,167,483	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	734,151,153	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	768,532,437	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	391,038,636	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	361,216,572	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	127,069,279	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	266,021,459	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2014 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust (Class A)	278,084,939	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	143,895,937	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund (Class I)	127,730,155	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	681,839,317	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I funds	592,449,037	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	159,375,487	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the trustee.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	154,164,782	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	238,268,516	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2014, one day's advance notice for redemption requests was required by the managing member.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Term Funds	267,155,345	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of an investor's interest, subject to the managing member's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the managing member.

6. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2014, the Plan purchased and sold $103,994,852 and $115,117,461 of GSK ADS, respectively, and received dividends of $28,135,278. During the year ended December 31, 2013, the Plan purchased and sold $85,962,644 and $108,095,304 of GSK ADS, respectively, and received dividends of $26,336,695.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The IRS has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$ 6,328,400,176	$ 6,163,347,106
Amounts allocated to withdrawing participants	(17,767,942)	(4,489,149)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	5,144,585
Net assets available for benefits per Form 5500, Schedule H	$ 6,316,321,376	$ 6,164,002,542

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 588,819,877	$ 1,450,634,019
2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,689,142	-
2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,144,585)	5,144,585
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(12,406,239)
Total income per Form 5500, Schedule H	$ 589,364,434	$ 1,443,372,365

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 and 2013, to Form 5500:

	2014	2013
Benefits paid to participants per the financial statements	$ 420,077,764	$ 344,604,969
Amounts allocated to withdrawing participants at December 31, 2014	17,767,942	-
Amounts allocated to withdrawing participants at December 31, 2013	(4,489,149)	4,489,149
Amounts allocated to withdrawing participants at December 31, 2012	-	(346,909)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 433,356,557	$ 348,747,209

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2014 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	SSgA Short Term Investment Fund	Interest bearing cash		$ 30,402,779
				30,402,779
*	GlaxoSmithKline plc ADS	Common stock	**	447,919,859
				447,919,859
	Vanguard Windsor II Fund	Mutual fund	**	403,045,594
	Vanguard Selected Value Fund	Mutual fund	**	128,005,143
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	129,346,888
	Royce Special Equity Fund	Mutual fund	**	66,897,355
	Vanguard Prime Money Market Fund	Mutual fund	**	168,831,330
				896,126,310
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,298,049,941
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	504,327,908
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	316,052,972
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	153,326,351
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	391,038,636
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	734,151,153
	T. Rowe Price New Horizons Trust (Class A)	Common collective trust funds	**	266,021,459
	Vanguard Target Retirement Income Trust I	Common collective trust funds	**	37,580,351
	Vanguard Target Retirement 2010 Trust I	Common collective trust funds	**	25,063,086
	Vanguard Target Retirement 2015 Trust I	Common collective trust funds	**	46,971,314
	Vanguard Target Retirement 2020 Trust I	Common collective trust funds	**	142,634,632
	Vanguard Target Retirement 2025 Trust I	Common collective trust funds	**	83,809,926
	Vanguard Target Retirement 2030 Trust I	Common collective trust funds	**	135,374,694
	Vanguard Target Retirement 2035 Trust I	Common collective trust funds	**	61,938,394
	Vanguard Target Retirement 2040 Trust I	Common collective trust funds	**	97,745,480
	Vanguard Target Retirement 2045 Trust I	Common collective trust funds	**	29,652,762
	Vanguard Target Retirement 2050 Trust I	Common collective trust funds	**	15,143,368
	Vanguard Target Retirement 2055 Trust I	Common collective trust funds	**	4,566,107
	Vanguard Target Retirement 2060 Trust I	Common collective trust funds	**	1,359,203
	Winslow Large Cap Growth Fund (Class I)	Common collective trust funds	**	143,895,937
	Intermediate Core Fund	Common collective trust funds		159,375,487
				4,648,079,161
	Term Fund 2014	Limited partnerships	**	8,232,253
	Term Fund 2015	Limited partnerships	**	56,614,131
	Term Fund 2016	Limited partnerships	**	58,165,285
	Term Fund 2017	Limited partnerships	**	57,972,266
	Term Fund 2018	Limited partnerships	**	57,284,581
		Total value		238,268,516
	Monumental- AEGON	Wrap contracts	**	97,703
*	State Street Bank	Wrap contracts	**	15,979
	Prudential	Wrap Contracts	**	-
		Total value		113,682
		Total investments		$ 6,260,910,307
*	Participant loans (interest rate 3.25%-10.50%; maturity 2014-2041)	Participant loans	**	$ 53,443,749

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.